Exhibit 77D


Policies With Respect To Security Investments

Effective February 28, 2006, the Credit Suisse International Focus Fund, Inc. changed its current investment policy of investing in the equity securities of 40 to 60 companies in major foreign markets to investing in the equity securities of 60 to 85 of such companies.